CODE OF CONDUCT

Our vision and mission

To be a leader in developing the natural gas transportation and conditioning business and the processing and commercialization of liquids by promoting the integration of the energy market,

setting a priority on customer and consumer satisfaction,

generating sustainable value,

 developing our human resources,

guaranteeing quality management, safety and environmental conservation.

Our values

Concentration on steady improvement.

Ethics and integrity in each aspect of the business

Sincere, clear and objective communication.

TGS Management System

TGS has the objective of achieving the satisfaction of its customers by means of an overall management based on the continuous improvement and the commitment of complying with the requirements of the legislation in force and the procedures and agreements that may be established by the company.

The basic pillars on which this policy is supported are:

*

Its people, because of their ability, high willingness, teamwork and responsibility.

*

Quality, innovation and appreciation of its products and services because of the balanced ratio existing among quality, costs, productivity and benefits.

*

Minimization of all kind of defect, waste or risk: because of the prevention of accidents and pollution and preservation of the environment.

*

A Management System in agreement with the requirements of ISO standards 9001/14001.”

Table of Contents

Preface

  5

How to use this guide

  7

Section 1 –

Introduction

  9

1.01

Miscellaneous

  9

1.02

Ethical standards

  9

1.1

Employees’ responsibility

10

1.2

Informing mechanism and Acknowledge Receipt form

11

Section 2 -

Individual matters

13

0.1

Relationship with clients/suppliers

Conflict of interests

13

2.02

Purchases

14

General outlines

14

Purchasing procedures

15

Gifts, gratuities, special events and attentions related to

the Purchasing Department

16

Confidential information

17

Reciprocity

18

Bribery and invitations to bribery

18

2.0 3

International Trade Control

18

2.04

Reimbursed business expenses

18

General rules

18

Trips

19

Gift giving

19

2. 05

Gift acceptance

20

Trips

20

Courtesy to clients

20

2.06

Fair labor practices

20

2.0 7

Employment of relatives

21

Section 3 -

Confidential information

23

3.01

General outlines

23

3.02

Disclosure of information

24

Section 4 -

Personal business and investments

27

4.01

Trading of TGS securities by the personnel

27

4.02

Outside investments and business

29

Section 5 -

Relationship with outside entities

31

5.01

Agreements with consultants

31

5.02

Compliance with antitrust laws

32

Compliance with environmental , hygiene and safety

standards at work

33

5.04

Regulatory entity inspections

35

0.1

Membership in Board of Directors of other companies,

Institutions, etc.

36

Profit-seeking companies

36

Non-profitable seeking companies

36

Further considerations

36

Section 6 -

Deviations to the Code of Conduct

39

6.01

Disclosure of infringement

39

0.1

Instances of improper acts that should be reported to

the Internal Auditing Department.

39

Section 7 -

Enforcement / Management

41

Exhibit I

43

Exhibit II

44

PREFACE

We are all responsible, as TGS employees, to conduct its business in accordance with commercial regulations, applicable laws and ethic al standards.   We have developed this Code of Conduct i n order to make sure that we are all aware of -and understand- what the Company expects from us.

Principles, terms and conditions contained in this Code   are basic and common sense principles to be applied in our day to day job.  It is essential to abide by these standards: therefore they should be read , underst ood and put into practice.

If any particular situation appears not to be in line with this Code , it must be analyzed jointly with your immediate supervisor or with the Internal Auditing Department ..

Eduardo Ojea Quintana

C.E.O.

HOW TO USE THIS CODE

TGS has a Code of Conduct with principles and regulations which must be complied with when conducting its business.  Consequently, it is imperative that the whole TGS staff understand s the scope of this Code and make s a detailed analysis of such principles, specially those ones related to their duties.

Therefore, we recommend to proceed as follows :

1.

Carefully read , construe and get the message of this Code ;

2.

In the event of any doubt as regards the meaning of this Code , please contact your supervisor or Legal Affairs Department , Human Resources Department or Internal Auditing Department ..

Attached to the Code , you will find Exhibit I and Exhibit II ( Code Acceptance Certificate and Private and Confidential Information Certificate) to be signed as an acceptance of the standards of our Company Code ..  Please, sign both certificates and submit them to the Human Resources Department.

SECTION 1 - INTRODUCTION

1.1

– Miscellaneous

In order to avoid conflict of interests, this Code of Conduct provides TGS´ staff with criteria to make ethical decisions.  The criteria to deal with third parties on behalf of TGS shall not be influenced by eventual personal interests.

The word “employee” comprises all the members of the Company, whether temporary or not , and refers to their global activities.   This Code also applies to TGS controlled companies. Consultants and other independent contractors, hired temporarily by TGS, must be duly informed about any policy related to their activities in order to avoid conflicts.

It is TGS´s policy to keep a high level of integrity in all its actions, above the minimum required by the law.   Full compliance with the standards and procedures set by the Company is also vital. In order to keep this high level of integrity we have to deal with clients and suppliers with high ethical standards as well.  No business plan or personal project must be accepted if any risk of damaging ethic standards appears. All TGS´s employees are encouraged to have free communication with their supervisors in the event that an ethical or integrity issue may arise.

1.2

– Ethical Standards

•

TGS employees must work in accordance with the highest ethical standards.

•

No employee should conduct himself in a way that , directly or indirectly, might cause damage to the Company’s interests, nor obtain an individual benefit as a consequence of his employment.

•

All moral and legal obligations must be fully observed, with an open and swift attitude, constantly reflecting the interest of maintaining the Company’s reputation.

•

The Company’s services and products should observe the highest quality. Advertisement and promotion must be sincere and avoid exaggerations or misunderstandings related to them ..

•

Contractual and verbal agreements must be fully complied as entered. No commissions, benefits or gifts can be received or given as an exchange for special considerations or any other kind of privileges.

•

Employees must keep confidentiality on all corporate information and must not use it for personal benefit.

•

The relationship with private, official and governmental entities must be conducted with honesty, impartiality and fairness ..

Rules and regulations that involve the Company must be duly complied. An illegal conduct carried out by any employee during the process of his activities will be sanctioned.

These outlines will help to build a corporat e ethical and transparent image, inside and outside the Company’s scope.

1.1

Employees’ Responsibility

Every employee’s responsibility is to assure the compliance with this Code .. Any employee that violates the Code will be liable to disciplinary action. However, no disciplinary action will be taken against an employee which has acted in good faith after consulting his immediate supervisor , nor against an employee who reports a breach of this Code.

0.1

Procedures for reporting and Acknowledgment Receipt Form

TGS has no intention to interfere in it’s employees personal matters beyond their responsibility in the upholding of the Company’s reputation : unnecessary censure to its staff will be avoided .. Each member of the Company must contribute to maintain its reputation through the immediate reporting of any situation that could derive in a possible conflict of interests (See Section 6, referred to Code Deviations). As to comply with this, any person who performs activities prone to create conflict of interests situations, should be given notice by his immediate supervisor of TGS’s Code of Conduct .. The supervisor should make sure that the employee fully understands the scope of the Code ..

The forms to be signed by all persons employed by TGS will be kept in their personal files at the Human Resources Department.

SECTION 2 – INDIVIDUAL MATTERS

0.1

Relationship with Clients/Suppliers

-

Conflict of Interests –

The general principle in force is that the employees must avoid situations that may appear to be or actually are in conflict with TGS’s interests.

There is conflict of interests whenever an employee has a direct or indirect interest in any transaction or proposal that involves TGS , and when such interest is of a dimension or nature that may impair the objectivity of the employee’s decision. Obviously, in each situation, the facts will determine if such interest is within the area of a potential conflict. It is not possible to give specific definitions in light of the great variety of ways in which the conflicts may arise ..

As mentioned above, an apparent conflict of interests may be as harmful for TGS’s reputation as an actual conflict, and as difficult to distinguish for individuals involved in the case. All employees are expected to objectively analyze their own conduct and wonder whether a reasonable and disinterested observer – a client, a supplier, a shareholder,  a well - known person, an inspector or a government representative – may have or not any grounds to believe:

•

That the confidential nature of the business relation has been breached.

•

That businesses with TGS are made only on a basis of friendship, family links, giving or receiving gifts or favor-asking

•

That TGS’s resources are used in benefit of an employee’s personal activity (of course excluding cases in which TGS’s resources could be used as to help employees within extraordinary, human itarian causes or emergency needs), or

•

That consumer needs are not taken into account for business decision- making

If employees’ courses of actions may be considered by objective third parties as to fall within any of the preceding cases , this Code is then being breached and the conducts should be adjusted as to protect TGS’s - and all its employees’ - reputation. To sum up , employees are expected to maintain the confidential nature of the relationships with clients and suppliers, to conduct business activities honestly and cautiously , to be objective when making decisions, to relate sincerely to the rest of the working team, and to avoid seeking personal benefits derived from their labor relation s with TGS. Likewise, when making business decisions the widest scope of public interest should be taken into account ..

It is worth mentioning that TGS has undertaken the commitment to observe laws against money-laundering.

1.1

Purchases

General Outlines

The considerations of this Code –mentioned above- with reference to conflict of interests, apply to all TGS’s  staff ( particularly to personnel involved in Purchasing activities). This section provides additional information, and focuses on eventual conflictive interests in the purchasing of equipment, supplies and services. It defines and provides documentation related to procedures in line with the Code that concern specifically the Purchasing area personnel and any other area that initiates such procedures. However, all employees must be familiar with the standards outlined in this Code and be aware of the situations that may derive in conflicts.

For all purchasing procedures, the following outlines should be taken into account:

•

All relationships will be liable to ethical standards defined in point 1.02 of this Code.

•

All business relations will be conducted as to produce equal opportunities for all approved suppliers

•

The Company will require quotations only from those suppliers that provide complete and fair information as to participate in the bidding processes for proposed purchases

•

The Company will protect the confidentiality of prices offered by the suppliers and of all related information, giving special care to the use and filing of quotations as to keep it beyond the reach of any non-authorized person whether he belongs or not  to the C ompany

•

A suitable written justification will be required in cases the bid is not carried-out due to economic or technical reasons

•

Illegal conducts of any employee within the Purchasing area - or any other area involved in such acquisition process - will not be allowed

The general rule is that all employees will avoid situations that may unduly influence its relationship with suppliers that are in position to have businesses with TGS.

Purchasing Procedures

All employees who make purchases (as part of their duties) will be required to state, under signature, if there are previous or current situations to be disclosed .. They should also sign a memo reflecting their knowledge of the standards outlined in this Code and procedures and their intention to fully comply with them. Any person that violates these policies and procedures will be liable to a disciplinary action.

Each new member should be requested to declare or disclose any situation that might be interpreted as conflict of interests. This statement will be valid throughout the whole work relationship.

The items included in this statement comprise:

•

Previous jobs.

•

Any position in other companies which he holds or intends to keep simultaneously with his position at TGS.

•

Commitment on the part of the employee to disclose situations (such as positions of personal friends as salesmen in supplier companies) which could have an influence in TGS purchasing operations

•

In the case of members of the Board of Directors and TGS executives, they must declare both their and their closest relatives´ holdings in shares, bonds and securities of the Company as well as their share in any company related to TGS , in compliance with current laws.

Employees are requested to report any situation of this kind that might arise or any change that  occurs in this respect during the course of his employment at TGS.

Gifts, gratuities, special events and attentions related to the Purchasing Department

As a rule, it is not allowed to accept gifts or gratuities that may be construed as likely to affect the objectivity of the employee in the purchase of equipments, supplies and services. In the Purchasing Department and other areas which deal with purchases, the decision as to whether accept or reject a gift should be made by the supervisor of the person involved. Therefore, such officials should always be informed about all the gifts that such people receive.

For a better guidance regarding the process of declaring any accepted gift, the course given to them and the acceptance of other attentions, please refer to the Policy of Gifts in section 2.0 5 of this chapter.

Purchases in which a supervisor or employee receives a preferential treatment during a transaction not related to TGS,  but caused by the relation of such supplier with TGS, must be approved by the person responsible in the Purchasing area or the sector itself. No personal purchase from TGS suppliers is allowed at prices lower than those to the public in general. Under no circumstances shall a TGS employer accept or request a discount from a supplier of the Company for his personal use.

If TGS has agreed to discounts to its employees (corporate agreements), then the personnel of the Purchasing Department will be able to obtain those benefits with no previous authorization.

Confidential Information

For many reasons it is advisable to keep as confidential certain information related to the purchase of equipments, supplies and services. Such information is highly sensitive and confidential, as it refers to price quotations submitted by bidders who compete with each other.

These prices, as well as any other information that can grant or eliminate competitive advantage must be kept in the strictest confidentiality. Infringements to this trust will be treated as a serious breach of this Code of Conduct , even if TGS seemed to benefit from this disclosure.

Under no circumstance prices can be revealed to other suppliers. The information regarding present or future TGS orders is private and confidential, particularly if possessing this information could be construed as advantageous for a supplier in future deals.

See Section 3 for other guidelines regarding confidential information.

Both this item about Confidential Information and the previous one regarding Gifts and Attentions in connection with the Purchasing Department are pertinent not only to the Purchasing personnel itself but to the rest of the areas as well.

Reciprocity

Those TGS clients who are part of bidding processes as suppliers of the C ompany, will not receive any kind of preferential treatment owing to their condition of clients.

Likewise, those TGS suppliers that are being evaluated as potential clients of the C ompany will not be favored for their nature of suppliers.

Bribery and invitations to Bribery

Any person who is proven to have acted in an illicit way with a supplier in order to obtain a personal benefit, will immediately be dismissed from TGS.

If a person has acted irresponsibly or is to blame for incidents, either for action or omission, which normally could be considered as inadequate purchasing practices, he will be removed from his position at the criteria of his supervisor. Such action may result in the loss of his employment, depending on the circumstances.

In serious cases of conflict of interests, TGS may, after terminating the work relationship, start legal actions to recover eventual losses.

Every invitation to receive bribery, or any other proposal or suggestion of this kind must be reported immediately to the supervisor of the involved person.

The failure to inform the proposal or rejection of bribery will be considered as serious lack of cooperation and the employee will be liable to severe disciplinary action.

2.03 International Trade Control

The Company will watch over the compliance with the regulations that govern international trade activities, such as imports, exports and financial transactions. Likewise, international trade control regulations will be observed if applicable, involving export licenses, documentation of shipments, imports, requirements for the preparation of reports and the filing of documents in all the countries with which business is conducted.

2. 04

Reimbursed business expenses

General Rule

No employee´s expense reimbursement will be allowed unless there is a direct relation between the expense and TGS business. On the other hand, no reimbursement will be approved if the expense is not supported by duly written documents or receipts, which must comprise the following information:

•

Amount and description of the expense

•

Place and date of the expense

•

Names and business relations of the involved parties.

The expressed above must be presented in the Expense Account Form and must enclose the receipts of each of the expenses individually, specifying each item.

The compliance with these procedures is essential for the presentation of documents that the Company requires for expense reimbursement

Trips

TGS will reimburse every reasonable expense related to business trips. When part of the time is invested in TGS business and part in personal activities, TGS will only refund the expenses related to its activities.

Under no circumstance will TGS pay, without the Chief Executive Officer´s approval, tickets or services for the family of the personnel or any other third person.

Gift Giving

Naturally, employees can give presents to whomever they want in a personal way. However, the personnel is expected to bear in mind how this course of action would be perceived if the person who receives the gift is a client, supplier or government officer, in addition to being an acquaintance or friend. The context of this behavior is important, and if the employee believes his personal gift may be inferred as a reward for a business favor, then he should make sure the personal nature of the gift is clarified.

2.0 5

Gift Acceptance

As a rule, no gifts should be accepted from clients or suppliers. Although there is a need for certain flexibility in the treatment of certain local usages, the exception to this rule when receiving a gift is only if:

•

The gift is not accepted as a retribution.

•

An abrupt negative to receive the gift would have a destructive effect on the relationship with the client or supplier.

•

To reject or return the gift were really impracticable.

Traveling

Air or land transportation companies which render services to TGS may offer to the personnel free tickets or material discounts in the event of promotions such as inauguration of new routes or new equipment, or -in the case of Travel Agencies- with educating purposes.

No employee will be allowed to accept for him/himself or his family free tickets or discounts other than those offered in general, as a consequence of the agency´s work relationship with TGS.

The reason for this policy is that a free ticket or a special discount seems to be an excessive and not reasonable gift, unless the duties of the TGS´S employee include the organization of trips for other members of the personnel. In such case, his familiarity with the new services of the transporter will suit TGS purposes.

Courtesy to clients

They can be offered in line with the criteria outlined in 2.03.

2.06

Fair Labor Practices

TGS has made the commitment to abide by fair labor practices, including the prohibition of any kind of illegal discrimination. By dealing with every employee according to his worth and merit, we enhance the success of the Company and the progress of the individuals and communities in which the businesses are located.

TGS has also made the commitment to comply with the labor and employment laws effective in any country in which its activities are conducted.

2.07

Employment of relatives

There will be no restriction to the employment of relatives of personnel members. However, if such situation arises, each case should be examined thoroughly in order to avoid potential future inconveniences. The following guidelines might reduce the likelihood of conflict of interests:

•

Related employees should not be appointed to positions in which their relatives may have the chance to control, process, oversee or approve their work.

•

Related employees  should not be appointed to positions from where they could have influence over the salaries, benefits or promotions of their relatives.

SECTION 3 –  CONFIDENTIAL INFORMATION

3.01

General Outlines

Employees are under the obligation to declare every piece of information, idea, concept, improvement, discovery or invention (whether it can be patented or not) that has been devised, carried out, developed or acquired by himself -individually or with others - during his employment at TGS (whether in or out of office hours or work facilities) and that is related to the business of the Company, its products or services. The findings mentioned above are of exclusive TGS´s ownership. TGS´s policy is to set, protect and defend its prerogative on every copyright that results material at a business level and to use such rights in a responsible way. Every employee must safeguard these assets. Business, products and services of the Company include -but are not restricted to- every piece of information related to corporate opportunities, research, financial and sales information, evaluations, opinions, interpretations, acquisition possibilities, clients´ identities and requirements, identities of key contacts in the clients´ companies, acquisition possibilities, marketing strategies etc.

Besides, all the drawings, memorandums, documents, files, correspondence, handbooks, models, specifications, computer programs, maps, or any other writing or material that contains this kind of information, idea, concept, improvement, discovery or invention belong exclusively to the Company.

When signing the agreement form enclosed in Exhibit II, the employee is informed and accepts that:

•

The Company business is highly competitive and its strategies, methods, accounting books, records and documents, technical information on products, equipment, services, processes, names or any other information related to clients or affiliates are confidential information and constitute a commercial secret of great value that the Company uses to conduct its business.

•

The protection of confidential information and commercial secret against disclosure and non-authorized use is of vital importance to the Company

•

No employee will disclose any confidential information or commercial secret or make any use of it except when performing his work at the Company.

In some cases, the employees of the Company have access to confidential information or commercial secrets of third parties (clients, suppliers, partners, joint ventures, etc) Each employee must preserve and protect similarly the confidentiality of this kind of information related to third parties.

3.02

Disclosure of Information

TGS complies with the confidentiality provisions of applicable regulations.

The standards of o ur Code of Conduct regarding information protection determine that our clients/suppliers have the right to expect from TGS and its personnel the strictest reserve and the greatest effort to avoid a violation of this duty. This applies both to deliberate and non-deliberate disclosures. Therefore, the staff sh all make sure that :

•

All desks are clean of commercial papers after our work is finished.

•

All documents related to clients and/or suppliers or other potentially confidential papers are locked in desks or file cases.

•

Access to office areas where confidential information is kept is controlled after office hours.

•

Access to archive offices is permanently controlled.

•

Access to the computer system of the Company is restricted by the application of computer system safety standards set by the Company.

Besides, in the event of having to take confidential information out of the office facilities, special care must be taken to protect the safety of the information. Documents must be kept in briefcases with locks  and the documents should not be shown in public places, such as elevators, corridors, and public transportation vehicles.

Further details on the subject will be found in 4.

SECTION 4 – PERSONAL BUSINESS AND INVESTMENTS

4.01

Trading of TGS securities by the Personnel

In connection with the trading of its securities, the Company has developed a set of principles to be used as a guideline by its members:

•

TGS endorsed all the prohibitions regarding insider trading that arise from the all the laws affecting its business.

•

Employees shall not use their position for their own advantage in the purchase of new issuance of shares or other outstanding securities.

•

Employees who are in the position to have influence over the choice of stockbrokers, will not accept any favor or gift from the community of Stockbrokers, which could in any way result in the employee´s commitment or even apparent commitment to such agent or agents.

•

No employee will either buy or sell stock on the grounds of his possession of material information regarding a likely change in the investment policies of TGS and its further actions regarding such stock. Employees enabled to research into investments are specially warned not to trade in the securities they contemplate to recommend after their sale or purchase.

•

Employees who know that TGS is performing or intends to perform transactions with certain stocks, are prohibited to carry out personal transactions with such securities if these personal transactions could have a negative effect on the prices obtained by TGS. Employees are particularly warned against such transactions since they may be considered as based on something equivalent to material confidential information.

•

The underlying principle that rules for all TGS employe es who have access to material confidential information, is to avoid situations in which conflicts between the best interest of TGS -or its clients- and their own personal interests may arise.

•

When handling confidential information TGS employees are obliged to the public in general not to use it for personal benefit or disclose it to third persons.

•

Material confidential information is any information that could have an effect on the price of shares, that is to say any information that an investor would consider relevant in his decision to buy.  As instances of this information, we may mention projections of future earnings or losses, news of mergers, acquisitions or tender offers, changes in dividend policies, offering of securities, changes in management, financial liquidity problems, etc.

•

Information is considered public once it has been disclosed to investors in general. Generally, this is done by means of a press release to the (Argentine) National Securities Commission (CNV), the Buenos Aires Stock Exchange (BCBA) and USA Securities and Exchange Commission (SEC). However, even when the information has already been released to the press, a prudential time should be waited until this information is disclosed (at least one business day). It is advisable to take all reasonable precautions and wait longer once the information has been disclosed.

•

Necessary or justifiable transactions for individual reasons (such as the need to gather money for an urgent expense) are no exception. Even transactions that may only appear illicit should be avoided in order to preserve the Company reputation in its adherence to the highest standards of ethical and professional standards.

•

When in doubt whether a transaction is proper or not, it is suggested to all employees affected by the rules mentioned above to discuss the facts of the situation with their supervisors.

4.02

Outside investments and business

In connection with the treatment of personal business and investments outside the Company, TGS has developed a set of principles to be used as guidance by its members.

When hiring a person on a full-time basis (either as permanent staff or under a temporary contract) TGS expects complete loyalty towards the Company and this employee´s full dedication of all aptitudes, talents and education to the performance of his/her responsibilities. Thus, employees are prohibited to:

•

Be employed in an activity or business outside the Company which may interfere with his capacity to properly perform his/her work.

•

Under no circumstances invest or render any service for his own benefit or the benefit of an interest related to a company when -as a result of the business nature of such company-  there is or there may arise a conflict of interests between the employee and the Company.

•

Have an interest or share, directly or indirectly in the earnings of any other company that is in business with or is competition of TGS, unless such share has been previously declared in writing to the Chairman of the Board of Directors and TGS Chief Executive Officer, who have concluded that such share or interest does not in any way harm the Company ´s interests.

•

Of course there is no need to make a statement for holding shares traded publicly, as long as such stock has not been acquired making use of the Company confidential information, its activities, relationships, business or negotiations with other companies.

However, the following procedure must be followed if all or part of the business of a company is identical, similar or directly related to the Company ´s or if the business of the other company consists in the rendering of services to TGS or the supply of products used by the Company .

•

The employee who wants to make such an investment must submit to the Chairman of the Board of Directors and TGS Chief Executive Officer a brief written summary of the most relevant issues of this investment.

•

The Chairman of the Board of Directors and TGS Chief Executive Officer will evaluate the summary. If they consider no conflict of interest will arise, the employee will be notified and will be able to make the investment

•

In case the Chairman of the Board of Directors and TGS Chief Executive Officer want to make such an investment, they must get the approval of the Board of Directors .

Every employee must report -as described above-  any situation in which, whether for economic or other reasons,  there is a likelihood of conflict of interest between him and the Company . This includes, but it is not limited to:

•

Any existing personal investment  at the moment of issuing these policies.

•

Any existing personal investment at the moment the Company hires an employee.

•

Any existing personal investment, whether previously approved or not, which may result in conflict with the provisions of this policy due to changes in the business of the Company or in the business of the outside company in which the investments have been made.

SECTION 5 -  RELATIONSHIP WITH OUTSIDE ENTITIES

5.01

Agreements with Consultants

A consultant is any third party, association or company, which is hired to render a service to the Company.

Contracts with consultants, agencies or sales representatives should be made in writing and fully detail the services that will be rendered, the base tariff, amounts to be paid and other terms and conditions. Their form and content must be approved by the Legal Affairs Department. Payments must be in line with the value of the rendered services, must be duly documented and recorded and must comply with applicable laws. Payments must be carried out in checks and according to the following procedure:

•

In any currency valid in the country where the services are rendered; and

•

Directly to the person or his bank account in the country where services are rendered.

Agreements should include provisions related to the monitoring of the consultant´s work , design and job criteria outlines, and stipulations for regular advance status reports.

5.02

Compliance with Antitrust Laws.

International operations may be regulated by antitrust laws from the United States or other countries. For this reason, employees must be aware of the way in which these laws affect the Company´s transactions.

Formal or informal agreements with competitors which limit or restrict competition may infringe these laws. These illegal agreements include those that: fix, stabilize or control prices- including resale ones-,  or terms and conditions; distribute products, markets or areas; boycott certain clients or suppliers; and limit or prohibit some group from conducting certain business. In order to ensure the compliance with antitrust laws, the Company´s employees must not hold conversations or make agreements with competitors since it could result in the contravention of these laws. Besides, no employee must give or accept from a competitor confidential information about price, terms and conditions of sale, or any other competitive information.

Certain kind of understandings between the client and the supplier are also anti-competitive and violate antitrust laws. There should never exist understandings between clients and suppliers which restrict resale prices, affect prices, involve reciprocal arrangements or force a client to buy certain product or service.

The actions of the Company may also violate antitrust laws. The Legal Affairs Department must oversee any transaction made by the Company that may result in the monopoly of a certain product, market or geographical area or the aim of which is to eliminate a competitor from the market or prevent another from getting in.

There are many practices that have been defined as unfair or forbidden:

•

Bribery

•

Coercion, threats or similar tactics against clients, potential clients or suppliers.

•

Deceitful comparisons of the product with other products, false representation or contempt for the competitors products, his methods or financial statements by means of the circulation of false reports.

When in doubt in connection with the meaning or application of antitrust laws, the employee must seek advice from the Legal Affairs Department. Any agreement that may include antitrust implications must be concluded with the previous approval of this department.

All company employees must comply with the Federal, State an foreign antitrust laws. When a doubt arises regarding the legality of a certain action or agreement, the transaction must be submitted to the consideration of the Legal Affairs Department for its evaluation and approval.

5.03

Compliance with environmental , hygiene and safety standards at work

TGS employees must observe regulations and laws related to environmental , hygiene and safety at work .. These laws have been created to protect the environment in which we live and work, human health, wild life and natural resources. Environmental standards and regulations forbid or restrict the freeing of contaminating substances to the earth, air or water. Besides, they involve many control requirements of these substances, and force the owners and operators of the companies and factories to obtain permissions for certain emissions, report the leakage of materials that result in pollution and create and keep certain records. The Company is fully committed to environmental protection and to safeguard the compliance to regulations related to hygiene and safety at work and expects its employees to abide by these laws. Employees who do not respect these laws and regulations will be penalized.

People responsible for the construction and operation of machinery units in the Company must make sure that the contractors or third parties have the permits and documents required to conduct these activities. Besides, they must make sure that the contractors prepare all the environmental , hygiene and safety reports and keep the necessary records in an appropriate place. Employees must contemplate all the consequences of the Company operations on the environment and propose changes to them.

Employees in charge of compliance to environmental, hygiene and safety regulations must be permanently updated regarding their changes ,   as far as they affect the Company and plan the implementation of the regulations that have been proposed.

A uditing is meant to verify the compliance to these regulations. The Company expects that the people in charge of this issue conduct regular audits of machinery and procedures.

The Company invites all employees to minimize the quantity of wastes generated by their operations and to reprocess them. This minimization of waste not only protects the environment but reduces expenses as well.

Employees must be aware that the violation of the mentioned regulations can result in severe social, civil and criminal penalties  for both the Company and the employees.

5.04

Regulat ory entities inspections

Certain regulatory authorities audit our company. The following standards of behavior must be followed in those events:

•

If the visitor is a government researcher or official, he must be treated politely but none of his questions should be answered (except for routine questions regarding the employee´s work). No document should be delivered and it is advisable to refer all their requests or questions to the Legal Affairs or Human Resources Departments.

•

If a call, summons, complaint or any other legal process is started against any employee, the Legal Affairs and/or Human Resources Departments must be immediately notified.

•

As soon as an employee learns about a likely auditing process, the Legal Affairs Department must be informed in full detail.

•

Once the auditing is started, it should be verified that the Legal Affairs Department obtains the name of the agency which is conducting it, the scope and the name of the person who carries it out.

•

It should be made sure that the scope of the inspection is in line with the law and regulations requirements.

The Legal Affairs Department should receive a copy of the following:

•

Written reports of the requirements together with the notice letter which announced the inspection.

•

Correspondence related to the inspection reports, which include any written answer to the ones who set the regulations

5.05

Membership in Board of Directors of other companies, Institutions, etc

Profit-seeking companies: when TGS employees are appointed directors or officials of other companies related to the activities of the Company, they can only serve with the previous approval of TGS Chief Executive Officer.

Non-profit seeking companies : in case of charity institutions, mercantile associations, schools, colleges and government committees, it is required to inform and obtain approval in the same way as in the case of profit-seeking companies.

If the service is requested by a charity institution, school, church, club or similar institution of renown, and the activity is served during the employee´s free time, there is no need to supply any information. If the publication of this activity is likely to be published, a report through the employee´s  immediate superiors would be appreciated.

Further considerations

In order to be fair with colleagues and their reputation, there are some informal aspects regarding these relationships that must be kept in mind:

•

Employees who request approval for their membership in Board of Directors of other profit-seeking companies related to TGS activities must provide enough financial information as well as the personal profiles of other directors and main officials of the other company.  In this way, whoever evaluates their requests and recommend their membership approval /rejection is furnished with proper information to decide.

•

It is understood that any employee will give up his position in the outside company at any moment or when real or potential conflicts of interest arise.

•

The time dedicated to this activity must not interfere with his usual obligations in TGS.

•

The employee will refrain from conducting TGS commercial relations with the involved company

•

In the event of potential business of this outside company with TGS, the offers of this company must be carried out through bidding procedures.

•

The employee will avoid any other relation that involves conflict of interest between TGS and the other company. For instance, no TGS information will be used for the benefit of the other company.

SECTION 6 -  Deviations to the Code of Conduct

6.01

Disclosure of infringement

The Company trusts in the integrity and high moral standards of its employees

However, within the responsibilities assigned to each TGS member, it is encouraged an open and sincere communication system which allows all employees to timely disclose any infringement to the standards described in this Code of Conduct and any situation of conflict of interests that he may be aware of.

To such purpose, employees must inform to their immediate supervisors -or to Internal Auditing Department- about the situations or conflictive situations they know of. The supervisors will evaluate the seriousness of the matter and, if necessary, will submit the issue to Internal Auditing Department ..

6.02

 Instances of improper acts that should be reported :

•

Financial affairs that involve or may involve illicit actions by a TGS employee

•

Affairs that involve or may involve potential losses

•

Mysterious disappearances

•

Suspected cash- register thievery

•

Any unusual matter that may expose TGS to a loss or a difficult situation

•

Irregular accounting records

•

Any unusual significant change that affects the internal control, the custody or the physical protection of assets.

•

Infringement to confidentiality of privileged or selective information

•

Excessive enrichment of any member of the Company.

The preceding enumeration is not restrictive. It is necessary to report all those acts that employees and their supervisors deem relevant and convenient  to report.

SECTION 7 – ENFORCEMENT / MANAGEMENT

As a work condition, employees must accept the responsibility to comply with this Code of Conduct. The Company, through the Human Resources Department and Internal Auditing Department , will require its employees to fill in and submit a statement to certify his/her compliance to the standards of the Code of Conduct outlined in this document.

The employees who do no comply with this Code will be subject to disciplinary action, including suspensions or dismissal, or any other action -including legal action- that the Company considers suitable under the circumstances.

Statement of agreement with the Code of Conduct

___________________________________________________________

I have received a complete copy of the Code of Conduct of Transportadora de Gas del Sur and I am familiarized with its content.

I declare not to be and not to have been aware of any circumstance of personal or familiar kind that has been or may seem to be in conflict with TGS interests, except for the informed below (1).  Besides I have no knowledge of the performance of improper payments to private people or government officials or regulating agencies to obtain political or governmental advantages for TGS.

I undertake the commitment to report immediately any circumstance of these characteristics that may arise in the future, and to discuss with my supervisor any issue regarding this policy.

Employers signature: ______________________________

Employers name: ______________________________

Division/Area/Sector: ______________________________

______________________________

Date: ______________________________

(1) IMPORTANT: If you have nothing to report please specify “NONE”

If you do have something to communicate and the space is not enough, continue at the back of the document, repeating your signature at the end.

___________________________________________________________

___________________________________________________________

___________________________________________________________

___________________________________________________________

Employee´s signature: ______________________________

Private and Confidential Information

Your position in Transportadora de Gas del Sur may allow you access to information considered confidential or private. Broadly defined, confidential or private information is any information which gives the Company an advantage over its competitors. It is often acknowledged that it is difficult to draw a clear line between private information, of TGS exclusive ownership,  and the information that is part of the employee´s experience and background acquired during his/her personal career development, which can be used in any job or place. However, a criteria of appropriateness should be used as the safest interpretation guide. In the event of doubt, the employee is suggested to resort to his supervisor.

It is a Company rule that all its employees must sign the Patent and Confidential Information Agreement below. A copy of such must be kept as a reminder of the obligations of each employee in the field of confidentiality and discoveries -that are prone to be patented- made while employed by TGS.

Patent and Confidential Information Agreement

In view of the expressed above and my position in TGS, I undertake the obligation not to disclose during my work relationship with TGS its secret and confidential information, as well as the information referred to the business of the Company, its clients, products and services, methods, systems, business plans, marketing strategies, costs or any other confidential information, secret and private of TGS´S clients and suppliers. In case my position in the Company terminates, I agree not to disclose or use such confidential information and immediately return to TGS all the documents of its ownership.

Besides, while employed by TGS, I will immediately disclose and pass on to the Company my interests in any invention, improvement or discovery done or devised by myself, either alone or with others, during the course of my employment. At  its request and expense, I will cooperate with TGS during my work relationship with it, and even afterwards, with respect to any controversy or legal action referred to such invention, improvement or discovery and to obtain the patent in the country or abroad, or any other protection to defend such patent.

Employee´s signature: ______________________________

Employee´s name: ______________________________

Division/Area/Sector: ______________________________

______________________________

Date: ______________________________